SECURITIES AND EXCHANGE COMMISSION


                                Washington, D.C.  20549

                                      Schedule 13G

                        Under the Securities Exchange Act of 1934

                                       NIKE, Inc.
                                    (Name of Issuer)

                                  Class B Common Stock
                             (Title of Class of Securities)

                                        654106103
                                     (CUSIP Number)


There is no fee required with this filing.

There are no exhibits accompanying this filing.

1.   Name of Reporting Person                          Philip H. Knight
     Social Security Number of Reporting Person        ###-##-####

2.   N/A

3.   SEC Use Only

4.   Citizenship or Place of Organization              U.S. Citizen

5.   Sole Voting Power                                 91,269,552

6.   Shared Voting Power                                   -0-

7.   Sole Dispositive Power                            91,269,552

8.   Shared Dispositive Power                              -0-

9.   Aggregate Amount Beneficially Owned by Reporting Person

     91,269,552 shares of Class A Common Stock convertible at any time on request of the shareholder on a share for share basis to Class B Common Stock.

10.  The Aggregate Amount in Row 9 excludes certain shares

     14,148 shares held by wife through a corporation which is a general partner in a limited family partnership

     65,224 shares held by wife through a corporation

11.  Percent of Class Represented by Amount in Row 9

     32.83% of Class B Common Stock (assumes a conversion of 91,269,552 shares of Class A Common Stock into 91,269,552 shares of Class B Common Stock.)

12.  Type of Reporting Person                        IN


Item 1(a)       Name of Issuer:
                NIKE, Inc.

Item 1(b)       Address of Issuer's Principal Executive Offices:
                One Bowerman Drive
                Beaverton, Oregon  97005-6453

Item 2(a)       Name of Person Filing:
                Philip H. Knight

Item 2(b)       Address of Principal Business Office:
                One Bowerman Drive
                Beaverton, Oregon  97005-6453

Item 2(c)       Citizenship:
                U.S.

Item 2(d)       Title of Class of Securities:
                Class B Common Stock

Item 2(e)       CUSIP Number:
                654106103

Item 3          NOT APPLICABLE


Item 4          Ownership

                (a)  Amount beneficially owned:  91,269,552 shares
                (b)  Percent of Class:  32.83%
                (c)  Number of shares as to which such person has:
                     (i)  sole power to vote or to direct the vote:
                          91,269,552
                    (ii)  shared power to vote or to direct the vote:
                          -0-
                   (iii)  sole power to dispose or to direct the
                          disposition of:
                          91,269,552
                    (iv) shared power to dispose or to direct the disposition of:
                          -0-

Item 5          Ownership of Five Percent or Less of a Class
                NOT APPLICABLE

Item 6          Ownership of More than Five Percent on Behalf of
                Another Person
                NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
                NOT APPLICABLE

Item 8          Identification and Classification of Members of the Group
                NOT APPLICABLE

Item 9          Notice of Dissolution of Group
                NOT APPLICABLE

Item 10         Certification
                NOT APPLICABLE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997



By /s/ Philip H. Knight
   Philip H. Knight